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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                                   FORM 11-K

(Mark One)
[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2000

                                      OR

[_]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

                       AMGEN RETIREMENT AND SAVINGS PLAN
                           (Full title of the plan)

                                  AMGEN INC.
                    (Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California               91320-1799
    (Address of principal executive offices)                    (Zip Code)
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                       Amgen Retirement and Savings Plan

                             Financial Statements
                           and Supplemental Schedule


                    Years ended December 31, 2000 and 1999




                                   Contents

Report of Independent Auditors............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................  2
Statements of Changes in Net Assets Available for Benefits................  3
Notes to Financial Statements.............................................  4

Supplemental Schedule

Schedule of Assets (Held at End of Year)..................................  9

                        Report of Independent Auditors

Amgen Inc., as Named Fiduciary, and the Plan Participants of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP

May 31, 2001
Los Angeles, California

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                       Amgen Retirement and Savings Plan

                Statements of Net Assets Available for Benefits


                                                    December 31
                                              2000               1999
                                         ------------------------------------
Assets
Investments at fair value                $727,246,010        $694,704,196
Contributions receivable                            -           1,959,018
Accrued interest and dividends                      -              24,232
                                         ------------------------------------
Net assets available for benefits        $727,246,010        $696,687,446
                                         ====================================

See accompanying notes.

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                       Amgen Retirement and Savings Plan

          Statements of Changes in Net Assets Available for Benefits


                                                        Year ended December 31
                                                           2000         1999
                                                      --------------------------
Additions to net assets:
   Employee contributions                             $ 46,797,803  $ 34,456,717
   Employer contributions                               33,796,325    25,751,763
   Interest and dividend income                         44,070,900    31,970,804
   Realized/unrealized gain                                      -   178,969,323
                                                      ------------- ------------
Total additions                                        124,665,028   271,148,607

Deductions from net assets:
   Benefits paid                                        22,246,707    15,065,459
   Realized/unrealized loss                             71,859,757             -
                                                      ------------- ------------
Total deductions                                        94,106,464    15,065,459
                                                      ------------- ------------
Net increase                                            30,558,564   256,083,148

Net assets available for benefits at beginning of year 696,687,446   440,604,298
                                                      ------------- ------------
Net assets available for benefits at end of year      $727,246,010  $696,687,446
                                                      ============= ============

See accompanying notes.

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                       Amgen Retirement and Savings Plan

                         Notes to Financial Statements

                               December 31, 2000



1. Description of Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective April 1, 1985 (amended and restated effective January 1, 1990, January 1, 1993, April 1, 1996 and October 23, 2000, respectively), as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 15% of their pretax annual compensation (a maximum contribution of $10,500 and $10,000 in 2000 and 1999, respectively). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes matching contributions of up to 100% of the first 5% of eligible salary contributed by the employee per pay period. In addition, the Company supplements the above contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, with a Core contribution equal to 3% of each eligible employee's compensation each pay period.

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund. Participants may change their investment options at any time.

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Company matching contributions and related earnings at a rate of 25% per year for each of their first four years of service completed.

                       Amgen Retirement and Savings Plan

1. Description of Plan (continued)

Vesting (continued)

The Company Core contributions and related earnings become 100% vested upon completion of five years of service, with no partial vesting. Generally, employees must work a minimum of 1,000 hours within a Plan year to receive vesting for that year of service. Company contributions become fully vested upon attainment of normal retirement age, disability or death.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) Company contributions and (b) Plan earnings. The benefit to which a participant is entitled is the vested portion of the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Payments of Benefits

Upon termination of service due to death, disability (as defined by the Plan) or retirement, a participant may elect to receive an amount equal to the value of the participant's vested account balance in either a lump-sum payment in cash and/or shares of the Company's common stock. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification. Participants hired before April 1, 1996, may also elect to have an insurance annuity contract purchased on the participant's behalf.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Loans can be made to a participant generally up to the lesser of an amount equal to 50% of the participant's vested account balance or $50,000, less any outstanding loans. The loans bear interest at average borrowing rates of certain major banks (ranging from 7.08% to 11.87%) and are generally payable in installments over periods ranging from one to five years. Principal and interest payments are allocated to the participant's account.

                       Amgen Retirement and Savings Plan

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

Trustee

Fidelity Management Trust Company acts as the Plan's trustee.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

Investment Income

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.

                       Amgen Retirement and Savings Plan

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                        December 31
                                                     2000         1999
                                              ------------------------------

     Amgen Inc. Stock Fund                    $  257,843,222  $  231,234,930
     Fidelity Magellan Fund                      110,689,139     113,828,967
     Fidelity Growth and Income Portfolio         79,446,064      82,202,660
     Fidelity OTC Portfolio                       56,319,408      57,066,911
     Fidelity Spartan U.S. Equity Index           50,730,271      52,567,255
     Fidelity Overseas Fund                       33,316,041      35,396,995

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $71,859,757 in 2000 and appreciated in value by $178,969,323 in 1999, as follows:

                                                   Year ended December 31
                                                    2000           1999
                                              ------------------------------

     Amgen Inc. Stock Fund                    $   16,208,146   $ 127,089,607
     Mutual funds                                (88,067,903)     51,879,716
                                              --------------   -------------
                                              $  (71,859,757)  $ 178,969,323
                                              ==============   =============

                       Amgen Retirement and Savings Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 23, 1997, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

5. Services Provided by the Company

The Company provides certain administrative and recordkeeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

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                             Supplemental Schedule

                       Amgen Retirement and Savings Plan

                                EIN: 95-3540776
                                  Plan: 35274

        Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000

                                                                     Description of                   Current
                      Identity of Issue                                Investment                      Value
      --------------------------------------------------------------------------------------------------------------
      Amgen Inc.*                                            Common stock 3,979,274 shares       $   257,843,222

      Fidelity Magellan Fund*                                Mutual fund 927,821 shares              110,689,139

      Fidelity Growth and Income Portfolio*                  Mutual fund 1,887,079 shares             79,446,064

      Fidelity Retirement Money Market Portfolio*            Money market portfolio                   32,649,585

      Fidelity Overseas Fund*                                Mutual fund 969,334 shares               33,316,041

      Fidelity Spartan U.S. Equity Index*                    Mutual fund 1,083,748 shares             50,730,271

      Fidelity Short-Term Bond*                              Mutual fund 1,121,277 shares              9,665,412

      Fidelity OTC Portfolio*                                Mutual fund 1,371,970 shares             56,319,408

      Fidelity Asset Manager*                                Mutual fund 858,751 shares               14,444,193

      Fidelity Asset Manager: Growth*                        Mutual fund 1,387,811 shares             22,080,079

      Fidelity Asset Manager: Income*                        Mutual fund 320,144 shares                3,755,294

      Fidelity U.S. Bond Index Portfolio*                    Mutual fund 572,295 shares                6,060,611

      Fidelity Contrafund*                                   Mutual fund 692,678 shares               34,059,016

      Neuberger Berman Genesis Trust                         Mutual fund 179,623 shares                4,804,921

      Participant loans*                                     Interest rates from 7.08% to 11.87%      11,382,754
                                                                                                 ---------------
                                                                                                 $   727,246,010
                                                                                                 ===============

*Party-in-interest.

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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Amgen Retirement and Savings Plan
                                                 (Name of Plan)


Date:          6/18/01                By: /s/ Barry D. Schehr
         ---------------------            --------------------------------
                                          Barry D. Schehr
                                          Vice President, Financial Operations,
                                          and Chief Accounting Officer
                                          Amgen Inc.
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                       AMGEN RETIREMENT AND SAVINGS PLAN

                               INDEX TO EXHIBIT



Consent of Ernst & Young LLP, Independent Auditors
                                                                       Exhibit 1